Contact

www.linkedin.com/in/spaldrich (LinkedIn)

Top Skills

Start-ups
Relationship Management
Product Management

Certifications

NACD Directorship Certification

Steven Aldrich

Small business champion, former foil fencer & current goalkeeper, #arts lover and an ally of #womenintech and #blacklivesmatter.... board chair of Oakland Roots / Soul SC
San Francisco Bay Area

Summary

Entrepreneur, business leader, and board member who has helped grow multiple companies by creating teams, growing people, improving the customer experience, building partnerships, and championing acquisitions.

Experience

PerformYard

Board Member
January 2024 - Present (8 months)

PerformYard provides simple, streamlined performance management software. The company's software modernizes the process for employee reviews, goals, and feedback, moving organizations onto a flexible and easy to use product backed by great, human-centric live support.

Oakland Roots Sports Club

Chair and Investor
August 2018 - Present (6 years 1 month)
Oakland, Ca

More than just a club, more than just a game. Oakland Roots Sports Club seeks to harness the magic of Oakland and the beautiful game of soccer as a force for social good.

Whether on the pitch, in the stands or within the community, Oakland Roots SC (men's team) and Oakland Soul SC (women's team) represent our one-of-a-kind city with passion, pride, and commitment to all things Oakland.

Xero

Board Member
September 2020 - Present (4 years)

Xero helps small businesses thrive worldwide. Beautiful cloud-based accounting software connects people with the right numbers anytime, anywhere, on any device.

Semrush
Board Member
March 2023 - Present (1 year 6 months)

Semrush is a leading online visibility management SaaS platform that enables companies globally to identify and reach the right audience in the right context and through the right channels. Semrush allows our customers to understand trends, derive unique and actionable insights to improve their websites and social media pages, and distribute highly relevant content to their targeted customers across a variety of digital channels. We empower companies to improve their online visibility across key channels through a holistic strategy.

First Round Capital
Board partner
July 2023 - Present (1 year 2 months)

We're focused on being the world's best partner for founders at the very first stages of company creation — so we've designed the firm to do just that. When you work with First Round, you get super active partners (most of whom are former founders themselves) working side-by-side with you on your biggest and smallest challenges. Whether it's setting the strategy for a fundraise or thinking through your organizational design, we're in your corner through the thick and thin of company building over those first few critical years.

Hustle Fund
Angel Squad Member
2020 - Present (4 years)

Bay Area Glass Institute
Board Chair
January 2003 - Present (21 years 8 months)

San Jose, California

Building the Board and organization to increase our impact through glass art. BAGI is a San Jose-based nonprofit dedicated to supporting and educating glass artists, teaching glass techniques to students of all ages and bringing the community in touch with artists and handmade glass art.

Avantax

Board Member

June 2017 - May 2023 (6 years)

Irving, Texas

Avantax (NASDAQ: AVTA) delivers tax-intelligent wealth management solutions for Financial Professionals, tax professionals and CPA firms, supporting the goal of minimizing clients' tax burdens through comprehensive taxintelligent financial planning.

During my tenure on the Board, Avantax underwent a number of significant changes, including the transition to a new CEO, the successful defense of two proxy contests, and the sale of TaxAct (a leading digital tax preparation software company) to Cinven / Drake for $720M in late 2022. These changes positioned Avantax as a pure-play tax-focused wealth management business, with over $80B in client assets at the end of June 2023, up from $40B in June 2017. This growth was driven organically and through multiple acquisitions, as well as by investing in an RIA model and helping advisors shift their clients to an advisory model so that over 50% of assets were in an advisory relationship as of June 2023.

Ruby Receptionists

Board Member

May 2019 - November 2022 (3 years 7 months)

Portland, Oregon, United States

What started as a small, four-person business providing remote receptionist and administrative support out of a tiny Portland studio has flourished into the leading provider of live, virtual receptionist and chat services, serving over 10,000 customers.

Ruby's mission is to help small businesses make real, meaningful human connections with their customers—building trust, winning business, and fostering loyalty. This is a dynamic team of more than 600 people with a nurturing culture built around values that include "Foster Happiness," "Practice WOWism," and "Create Community."

GoDaddy

6 years 8 months

Chief Product Officer

January 2016 - February 2019 (3 years 2 months)

Delivering great customer experiences and identifying new products and services to expand GoDaddy's impact on small business' success.

SVP, Business Applications
July 2012 - January 2016 (3 years 7 months)
Sunnyvale, CA

Leading our Productivity Applications teams to help small businesses communicate with customers and run their businesses well.

Outright
CEO
June 2011 - January 2016 (4 years 8 months)
Mountain View, CA

The company is helping small businesses thrive in our connected world. Outright delights business owners by organizing their financial data to improve the bottom line and to prepare for taxes.

Posit Science
CEO
September 2008 - March 2011 (2 years 7 months)

Posit Science software is scientifically proven to sharpen focus, improve memory, and make life better. The company sells directly to consumers and through insurance carriers like The Hartford and State Farm. The science team has won numerous grants to apply the technology to clinical conditions of the brain like traumatic brain injury and cognitive impairment in schizophrenia.

Intuit
12 years 5 months

VP, Strategy & Innovation, Small Business Division
April 2006 - September 2008 (2 years 6 months)

General Manager, Retail Solutions Group
August 2004 - April 2006 (1 year 9 months)

General Manager for growing business focused on small and mid-sized retailers ...

Helped get the team focused on the in-target customer, drove shared vision on the most important customer improvement areas, and helped the team make significant improvements in customer experience and employee engagement.

We also grew revenue, units, and attached services significantly to become an important part of the Intuit's Small Business Division growth.

GM, QuickBooks Industry Solutions

May 2003 - July 2004 (1 year 3 months)

Director, New Market Development
March 2002 - May 2003 (1 year 3 months)

Director, Corporate Strategy & Development
January 2000 - March 2002 (2 years 3 months)

GM, Quicken Insurance
May 1996 - January 2001 (4 years 9 months)

Grew the start-up within Intuit's Quicken division to ~80 employees, hundreds of thousands of visitors a month and relationships with several dozen insurance carriers distributing their offerings through our service.

Interactive Insurance Services
CEO
March 1995 - May 1996 (1 year 3 months)

Alexandria, Virginia

Co-founded this company to create an online marketplace for consumers and insurance companies. It was clear that shopping for insurance was broken for consumers and we offered a way with a strong value proposition: choice, convenience, reduced cost and confidence. And insurance carriers wanted to find new ways to grow share at a reduced cost.

Created the business plan, raised venture capital, built a founding team, and convinced insurance companies that the Internet was going to change the way they interacted with their customers.

Sold the company to Intuit in May 1996, growing the business for another five years until we changed strategy to focus on small business and away from on-line consumer finance.

McKinsey
Associate
May 1994 - September 1994 (5 months)

Summer associate at McKinsey working on a project for a financial services client

Alex. Brown & Sons
Analyst
September 1991 - June 1993 (1 year 10 months)

Baltimore, Maryland

Analyst in corporate finance, focused on the insurance industry. Worked on many equity offerings as well as advised on mergers and acquisitions. The biggest, most complex project was being part of the team advising the New York State Insurance Department on the demutualization of the life insurance company the Equitable, and the related AXA investment and public offering.

Education

Stanford Graduate School of Business

MBA · (1993 - 1995)

University of North Carolina

BA, Physics · (1987 - 1991)

North Carolina School of Science and Math

· (1985 - 1987)